Exhibit (a)(108)

Airgas was authorized to send the following media statement on behalf of recently elected Airgas Board members Robert L. Lumpkins, John P. Clancey, and Ted B. Miller:

“In response to reports of division on the Airgas Board of Directors, we the newly elected directors of Airgas, affirm that the Board is functioning effectively in the discharge of its duties to Airgas stockholders.  We deny the charges of division on the Board, we condemn the spread of unproductive rumors, and we strongly disagree with the notion that we were unaware of the November 2nd letter to Air Products.”

ADDITIONAL INFORMATION

This statement does not constitute a solicitation or recommendation with respect to the tender offer or an offer to buy or solicitation of an offer to sell any securities. In response to the tender offer commenced by Air Products Distribution, Inc., a wholly owned subsidiary of Air Products and Chemicals, Inc., Airgas has filed a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Airgas through the web site maintained by the SEC at http://www.sec.gov. Also, materials related to Air Products’ Unsolicited Proposals are available in the “Investor Information” section of the Company’s website at www.airgas.com, or through the following web address: http://investor.shareholder.com/arg/airgascontent.cfm.